United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant to Rule
13a-16 or 15d-16 under the Securities Exchange Act of 1934
For the quarter ended March 31, 2008
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-99.1 News Release of the Company dated April 25, 2008 relating to its First quarter 2008 results.

1.	Other Events
On April 25, 2008 in Singapore, the Company issued a news release announcing its First quarter 2008 results. A copy of the news release dated April 25, 2008 is attached hereto as Exhibit 99.1.

2.	Exhibit
99.1	News Release of the Company dated April 25, 2008 relating to its First quarter 2008 results.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: April 25, 2008

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX
99.1	News Release of the Company dated April 25, 2008 relating to its First quarter 2008 results.